Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

November 3, 2010

By Fax and Edgar

II. Christopher Owings
Assistant Director
Securities and Exchange Commission
Fax:      202-772-9349

Re: Top Gear, Inc.
Registration Statement on Form S-1 - Amendment No. 2
File No. 333-168066
Originally Filed July 12, 2010

Dear Mr. Owings:

Top Gear, Inc. (“Top Gear”) acknowledges receipt of the letter dated October 12, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Top Gear is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1.
Please update your financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness.  Please note that Rule 8-03 of Regulation S-X requires interim financial statements for the most recent fiscal quarter.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Response:  Revised.  We have updated the financial statements and related disclosures in the Second Amended Draft for the most recent fiscal quarter.

Outside Front Cover Page of Prospectus

2.
We note your response to comment one in our letter dated August 5, 2010 and the related revisions in your filing.  Please revise your statement to indicate that you have only commenced minimal organizational operations, if true, and that you have generated no revenues to date.

Response:  Revised.  We have amended the fifth paragraph on the outside front cover page of the document as follows:

“We are a development stage company and our auditors have issued a going concern opinion.  Even though we have commenced operations, including commencing organizational operations and the preparation of our kosher manual, we have generated no revenues to date and we do not have sufficient capital to implement our marketing plan or to remain in business for the next twelve months.”

Dealer Prospectus Delivery Obligation

3.
We note your response to comment three in our letter dated August 5, 2010 and the related revisions in your filing.  We note, however, that the back cover page of the prospectus follows Part II of your registration statement instead of page F-11.  Please re-locate the Dealer Prospectus Delivery Obligation to the back cover page of the prospectus.  Please see Item 502(b) of Regulation S-K.

Response:  Revised.  We have re-located the Dealer Prospectus Delivery Obligation from page II-8 to the back cover page of the document following page F-11.  Please see the Second Amended Draft.

Risk Factors, page 4

4.
We note your response to comment nine in our letter dated August 5, 2010 and the related revisions in your filing.  Please clearly state, if true, that you do not have any current sources of financing to implement your market plan and to remain operational during the next twelve months.

Response:  Revised.  We have revised Risk Factor No. 2 on page 4 of the document to clearly state that we do not have any current sources of financing to implement our business plan and to remain operational during the next twelve months.  Please see the Second Amended Draft

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

5.
We note your response to comment 11 in our letter dated August 5, 2010 and the related revisions in your filing.  Please enhance your disclosure to specify at what stage(s) in your business plan you intend to develop and evaluate these strategic relationships.  Please also specify how you plan to develop these relationships.

Response:   Revised.  We have revised Risk Factor No. 20 on page 9 of the document to indicate that we plan to develop and evaluate strategic relationships in the first quarter of 2011.

 In addition, we have revised the “Strategic Relationship” section on page 31 of the document to specify when and how we plan to develop and evaluate these relationships:

“Strategic Relationships

In the first quarter of 2011, we plan to develop and evaluate a wide array of potential strategic transactions and relationships with third parties who will interact with our potential clients or who may be recipients of our kosher food supervision and certification services.  We intend to explore relationships with existing certification services, offering to work with them to cover a larger regional area by sub-contracting services to them.  We also plan to explore partnerships with local rabbinic schools in various states to offer internships to their graduating students, which would offer these recent graduates real-life experience with kashrut supervision, while providing the Company with additional kashrut supervisors at minimal expense.  Finally, we plan to explore working with other organizations that are currently marketing themselves to Jewish communities by offering them the opportunity to represent our Company and to offer our services at the same time they are marketing their own products and services.  Potential strategic transactions and relationships with third parties will be sought on the Internet, via social media tools such as LinkedIn, Facebook, etc., and through research into local organizations interested in reaching similar markets.

From time to time, we may engage in discussions regarding potential joint ventures to create or strengthen strategic partnerships to further the development and success of the company. Examples of such strategic transactions include partnering with health-related organizations and causes, and obtaining corporate brand endorsements to promote our business. We plan to explore establishing mutually beneficial relationships with organizations such as diabetic support groups, weight-loss organizations, heart foundations, fitness clubs and sports organizations, and others third parties that may be able to assist us with the promotion of the health benefits associated with kosher products certification.”

We have also revised the third bullet point on page 20 in the Plan of Operation section to clarify the timing for our developing and evaluating strategic relationships as follows:

“In the first quarter of 2011, we plan to purchase online advertising, such as Google Search Ads and ads on koshertoday.com and just-food.com, to locate potential field representatives and to develop and evaluate a wide array of potential strategic transactions and relationships with third parties who will interact with our potential clients or who may be recipients of our kosher food supervision and certification services.”

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Selling Security Holders, page 15

6.	Please update the table as of the most recent practicable date.

Response:  Revised.  We have updated the table of Selling Security Holders on page 15 of the document to November 1, 2010.  There have been no changes to any of the details in this table. Please see the Second Amended Draft.

Management’s Discussion and Analysis or Plan of Operation, page 19

7.
We note your response to comment 15 in our letter dated August 5, 2010 and the related revisions in your filing.  Please also confirm to us your understanding that you will update your prospectus for any material changes.

Response:  We confirm our understanding that we will update our prospectus for any material changes which may arise.

Plan of Operation, page 19

8.
We note your response to comment 17 in our letter dated August 5, 2010 and your statement that your marketing team will “create the positioning for the Company and [will] determine how [you] will promote [y]our organization.”  To the extent part or all of your marketing plan remains to be determined, please clearly and consistently state so throughout your filing such as in your Marketing/Advertising Strategy section.

Response:  Revised.  We have inserted the following sentence in the seventh paragraph on page 19, in the second paragraph on page 22, and in the fourth paragraph on page 24 of the document:  “Our marketing plan is not currently complete and partly remains to be determined.”

9.
We note your response to comment 18 in our letter dated August 5, 2010 and your statement in the second paragraph on page 22 that you anticipate the cost for your marketing and advertising campaign for the next twelve months to be $16,980 which will be used for Google ads, Banner Ads, targeted web-site advertising, and print advertising.  We further note your statement on pages 4 and 22 that your internet advertising campaign will be timed to coincide with the launch of your website.  You also state on page 20 that you hope to be fully operational by the second quarter of 2011 with your website fully functional for both your field representatives and customers.  Please specify:

•	how much and what part of your budgeted expenditures set forth on page 34 are allocated toward development of your website; and
•	how, if at all, your website will differ for your field representatives and customers.

Please further detail:

•	what steps you have taken toward the development and launch of your website (beyond reserving your domain name) and the costs associated with each step;

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

•	what steps remain to be taken in order to launch your website and the estimated timeframe and costs associated with each step;
•
when you plan to develop or purchase the online reporting tools or billing software for your contractors which you reference on page 20 and when you plan to digitally format your “marketing collateral” in international languages which you reference on page 24;

•	what your “marketing collateral” is comprised of; and
•	how you intend to use the “Misc.” $20,000 of your budgeted expenditures.

To the extent your website will differ for your field representatives and customers, please detail the estimated timeframe and cost associated with each of these websites.

Response: Revised.  We have revised the document as follows:

●           Website Development

We have revised page 20 of the document to include the following disclosure relating to the development of our website:

“We estimate that the cost of developing our website will be $4,000.  We plan to have our website consist of two major components: (i) one for field representatives and (ii) one for customers and the general public.  We plan for the field representative component of our website to require password-protected login, and to contain both general resources and client-specific information and accounting.  We plan for the customer/general public component to include a general section with information about the benefits of kashrut supervision, in general, and our services, in particular.  Once a customer has signed up for our services, we plan to issue to him a password and login information to enable the customer to enter a password-protected, personal accounting section, which we expect will include the ability to contact our field representatives and to provide feedback.

In addition to reserving a domain name, we have held some meetings to create a preliminary plan for our website (i.e., required pages, types of information, restricted sections, etc.), but we have not begun writing or designing the site.

Before our website can be launched, we will need to hire a graphic artist to design the site and an HTML programmer to create it.  We will also need to finalize the information and layout.  We currently plan to develop at least a portion of our website using WordPress, a free tool that we expect will enable us to modify the website contents ourselves, once the initial design has been completed.  We estimate that from start to launch, building the site will take us approximately 6 weeks.  We expect to begin development work on our website in the second quarter of 2011.”

●           Online Reporting Tools and Billing Software

We have revised the “Contractor Sourcing” section on page 20 of the document by adding the following additional disclosure regarding the online reporting tools and billing software:

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

“We have not yet determined whether we will purchase the online reporting tools and billing software from a third party or internally develop the reporting tools and billing software.  In any event, we intend for the reporting tools and billing software to be password-protected and to enable relevant parties (staff, field representatives, etc.) to access and enter information as appropriate.  Since we have not yet determined whether to purchase or develop these items and since we do not currently have the necessary funds to develop or purchase them, we have not yet assessed the costs associated with this development and/or purchase.”

●           Marketing Collateral

 We have revised page 24 of the document by adding the following additional disclosure regarding our marketing collateral:

“We intend for our marketing collateral to include a six page brochure describing our services and the steps necessary for achieving kosher certification, along with the potential marketing benefits customers’ will realize by being able to affix the “Go-Kosher” symbol to their products.  In addition, our marketing collateral will include statements from our management team, from leading rabbis and from others promoting our Company’s kosher certification services.  We also consider our website to be part of our marketing collateral.

“We plan to make all marketing collateral available in digital formats on our website. We expect to begin translating our marketing collateral into various international languages in the third and fourth quarters of 2011.”

●           Miscellaneous Expenditures

We have revised the “Expenditures” section on page 34 of the document to clarify how we intend to use the miscellaneous $20,000 of our budgeted expenditures as follows:

“* While not all elements of the Miscellaneous category of expenditures have been defined or identified by us, we have budgeted this extra allowance to cover such items as: (i) equipment purchases (up to three laptop computers to be used by our staff), (ii) software licenses and/or customized programming solutions to enhance the website (programming of the website itself is included in the Advertising/Marketing entry), and (iii) additional travel which may be required by our Directors.”

Description of Business, page 26

Overview of the Company, page 26

10.	We note your response to comment 21 in our letter dated August 5, 2010. Based on the related revisions in your filing and the supplemental materials provided:

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

•
Please provide us the source for the following statement on page 26, “Consumers are becoming increasingly disillusioned with food supplier’s claims of quality and are looking for other forms of confirmation of product safety outside of the regular framework and independent of government and corporate control.”  We note that the article provided does not appear to be applicable to your food suppliers. Alternatively, please characterize this statement as your belief.

•
Please provide us the source for the following statement on page 28, “The kosher certification system…is not based on profit margins or annual production budgets,” as the cited source does not include this statement.  Alternatively, please characterize this statement as your belief.

•
Please characterize the following statement on page 33 as your belief, “Kosher certifying agencies have traditionally covered very limited geographical areas, due to the travel requirement for personal inspections and involvement in the daily preparation processes.  This limitation has resulted in a large number of regional kosher certifiers that have only built up reliable reputations within their local markets.”  We note your response that this statement is based on management’s opinion.

Response:  Revised.  We revised all of the statements cited in the bullet points above to state that they are statements of belief.  Please see the Second Amended Draft.

11.
We note your response to comment 22 in our letter dated August 5, 2010 and the related revisions in your filing.  We further note that the cited source on page 32 makes no mention of respect for the kosher symbol by J.ehovah’s Witnesses.  Please clarify or revise.

Response:  Revised.  We have revised the fifth paragraph on page 32 of the Second Amended Draft to remove the reference to J.ehovah’s Witnesses.  Please see the Second Amended Draft.

Our Services, page 28

12.
We note your response to comments 23 and 24 in our letter dated August 5, 2010 and the related provisions in your filing stating that you “plan to provide kosher certification services promptly, expeditiously, and at a competitive cost” and “believe that [you] will be able to provide a shorter turn-around time from initial inquiry to on-site inspection and certification.”  We further note your statement that you believe that “a majority of [y]our competitors are long-time established non-profit organizations” and that “they tend to conduct their business affairs in a manner which is not commercially savvy.”  Please approximate or quantify how the timing and cost of your services will compare with your competitors.  Please further specify why you believe your competitors are “not commercially savvy” outside of their status as non-profit organizations.

Response:  Revised.  We have deleted the sentence on page 28 of the document stating our belief that our competitors are not commercially savvy.  In addition, we have revised page 28 of the document by adding the following additional disclosure relating to cost of our services as compared to our competitors:

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

“The fees that national kashrut certification agencies organizations charge depend on the complexity of the facility, the number of products certified, the location and travel costs, and the number of visits required.  (Source: Atlanta Kashruth Commission, http://www.kosheratlanta.org/Certification.htm.).  According to Rabbi Markowitz from Shatz Kosher Services, kashrut certification costs from $3,000 to $5,000 per year on average. (Source:  JTA Wire Service, Kosher Certification: Made in China March 11, 2008. http://www.jewishtimes.com/index.php/jewishtimes/news/jt/international_news/kosher_certification_made_in_china/).  According to the New York Times, food manufacturers pay kashrut supervisory agencies an annual fee of between $1,000 and $5,000 to inspect their plants and certify a product as kosher. (Source: NY Times, December 31, 1989. http://www.nytimes.com/1989/12/31/business/what-s-new-kosher-foods-moving-mainstream-kosher-offers-seal-approval.html.).  The administrator of the OK Kosher Services has stated that the average annual cost for kosher inspections can be as high as $40,000 for multi-plant corporations.  (Source: http://www.ok.org/Content.asp?ID=198).  As described above in the “Plan of Operation” section, we plan for our annual fees to be competitive.  We plan on charging small businesses an annual fee of around $3,600, and large businesses an annual fee of around $9,000, to maintain their kosher certification.  We are considering adding another price category for companies with a turnover of less than $1m in order to be cost competitive in the small business category.”

Furthermore, we have revised page 29 of the document by adding the following additional disclosure relating to the timing of our services:

“With regard to timing, although we do not have any definitive information regarding our competitor’s turn-around time, by using automated online registration and reporting tools we believe we will be able to (i) process new clients efficiently and quickly, (ii) monitor and report the status of inspections, and (iii) streamline the kosher certification process to save time and expense.  We intend for our field representatives to schedule a meeting with a potential customer within one week of initial contact and to issue a report on what changes need to be made in the company's production lines/ingredients within seven business days after the initial inspection.  The company will then report back to us as soon as they have implemented any necessary changes, and our representative will schedule a follow-up meeting within seven business days to re-inspect the facility for kosher certification.  If the company meets all of its obligations, we intend to issue the kosher certification electronically (so that the company may post on its marketing material/packaging/and web site), and to courier a physical certificate to the company for posting in its facility.”

Directors, Executive Officers, Promoters and Control Persons, page 36

13.
We note your response to comment 30 in our letter dated August 5, 2010 and the related revisions in your filing.  Please revise to specify when Messrs. Shalom and Bergman began their term of office in their capacities as both directors and officers.  Please see Item 401(a) and 401(b) of Regulation S-K.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Response:  Revised.  We have revised the third paragraph on page 36 of the document to state that Mr. Shalom’s term as a director and officer of Top Gear commenced on January 3, 2008.  We have revised the fourth paragraph on page 36 of the document to state that Mr. Bergman’s term as a director and secretary of Top Gear commenced on February 16, 2009.  Please see the Second Amended Draft.

Security Ownership of Certain Beneficial Owners and Management, page 39

14.	Please update the table as of the most recent practicable date.

Response:  Revised.  We have updated the table on page 39 of the document to November 1, 2010.  There have been no changes to any of the details in this table.  Please see the Second Amended Draft.

Certain Relationships and Related Transactions, page 40

15.
We note your response to comment 34 in our letter dated August 5, 2010.  Please clarify whether or not you entered into a registration rights agreement with your selling shareholders.  To the extent you entered into such an agreement in writing, please file this agreement as a material contract.  Please see Items 601(b)(4) and 601(b)(10) of Regulation S-K.  Please also enhance your disclosure to specify the type of progress your company made between February and June of 2009 that resulted in the higher share price to your selling stockholders.

Response:  We clarify that that we have not entered into any registration rights agreement with our selling shareholders.  By June 2009 we had progressed with our initial organizational operations and in June 2009 we entered into a consulting agreement with our kashrut specialist.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact tel: 1-800-878-5756.

Sincerely,
Omri Amos Shalom, President
Top Gear, Inc.

VIA EDGAR
cc:           Angie Kim, Staff Attorney